SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For September 1, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



Form 20-F     X                Form 40-F
              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                            No           X
              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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Company Announcement
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                                [LOGO OMITTED]

                                CNOOC Limited
                         [CHINESE CHARACTERS OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)

                           Appointment of Directors

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The Company is pleased to announce that Mr. Cao Xinghe, Mr. Wu Zhenfang and
Mr. Yang Hua were appointed as executive directors of the Company and Professor Lawrence J. Lau was appointed as an independent non-executive director of the Company, all with effect from 31st August 2005.
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The Company is pleased to announce that Mr. Cao Xinghe (CHINESE CHARACTERS
OMITTED) ("Mr. Cao"), Mr. Wu Zhenfang (CHINESE CHARACTERS OMITTED)("Mr. Wu") and Mr. Yang Hua (CHINESE CHARACTERS OMITTED)("Mr. Yang") were appointed as executive directors of the Company and Professor Lawrence J. Lau (CHINESE CHARACTERS OMITTED) ("Professor Lau") was appointed as an independent non-executive director of the Company, all with effect from 31st August 2005.

Mr. Cao Xinghe

Mr. Cao was born in July 1949. Mr. Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied for MBA in Capital University of Economics and Business. Mr. Cao has forty years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined China National Offshore Oil Corporation ("CNOOC") in 1982. From 1985 to 1996, Mr. Cao worked as manager of Bohai Oil Commercial Company and later as the manager of Bohai Oil Transportation Company, both subsidiaries of CNOOC. From 1996 to 2003, he worked as deputy general manager and general manager of CNOOC Bohai Corporation successively. From April 2003 to July 2004, Mr. Cao worked as assistant president of CNOOC. He became vice president of CNOOC in August 2004. Mr. Cao is also the chairman of CNOOC Base Group Limited, a subsidiary of CNOOC.

Mr. Cao will enter into a 3 year service contract with the Company and his director's remuneration is expected to be HK$465,600 per annum. Mr. Cao will be subject to the provisions under his service contract and the retirement by rotation provisions in the articles of association of the Company.

As at the date of this announcement, apart from holding 800,000 share options in the Company, Mr. Cao has no other interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed in this announcement, Mr. Cao does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wu Zhenfang

Mr. Wu was born in January 1952. Mr. Wu is a senior engineer and graduated with a bachelor's degree from Dalian University of Technology majoring in Offshore Petroleum Engineering and Construction. He later studied for EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971 and worked in the Liaohe oilfield. From 1980 to 1993, he worked as deputy supervisor of the construction department of CNOOC Nanhai West Corporation and then manager of the construction office. From 1993 to 1997, he was deputy general manager of CNOOC Nanhai West Corporation. In 1997, Mr. Wu was appointed director of the steering office to establish CNOOC Chemical Limited and


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became president of the company when it was established in 2000. He was also chairman of Fudao Fertilizer Limited. From 2003 to 2004, Mr. Wu was assistant president of CNOOC. In August 2004, he became vice president of CNOOC. Mr. Wu also serves as chairman of a number of subsidiaries of CNOOC (including CNOOC Chemical Limited, CNOOC Gas and Power Limited, Guangdong Dapeng LNG Company Limited and CNOOC Fujian Natural Gas Limited) and vice chairman of Shanghai Petroleum and Natural Gas Company Limited.

Mr. Wu will enter into a 3 year service contract with the Company and his director's remuneration is expected to be HK$465,600 per annum. Mr. Wu will be subject to the provisions under his service contract and the retirement by rotation provisions in the articles of association of the Company.

As at the date of this announcement, apart from holding 800,000 share options in the Company, Mr. Wu has no other interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed in this announcement, Mr. Wu does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Yang Hua

Mr. Yang was born in May 1961. Mr. Yang is an engineer and graduated from China Petroleum University with a B.S. degree in Petroleum Engineering. He also received a MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 23 years' experience in petroleum exploration and production. Mr. Yang spent the first-eleven year of his career with CNOOC Research Center to serve as a number of positions including the Director of Field Development Department, the Manager for Reservoir Engineering Department, the Project Manager and Team Leaders. Mr. Yang spent his second-twelve year with international business, corporate finance and capital market in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a wholly-owned subsidiary of the Company. In 1999, he became a Senior Vice President of CNOOC Limited after the Company's restructuring for IPO and also served as the Deputy Director of the Company's IPO Office in 1999. From 2002 to 2003, Mr. Yang became the President and the Managing Director of CNOOC Indonesia Company, a wholly-owned subsidiary of the Company. He was appointed as the chief financial officer of the Company with effect from 1 January 2005.

Mr. Yang will enter into a 3 year service contract with the Company and his director's remuneration is expected to be HK$465,600 per annum. Mr. Yang will be subject to the provisions under his service contract and the retirement by rotation provisions in the articles of association of the Company.

As at the date of this announcement, apart from holding 6,210,000 share options in the Company, Mr. Yang has no other interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed in this announcement, Mr. Yang does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company.

Professor Lawrence J. Lau

Professor Lau was born in December 1944. Professor Lau is an economist and graduated with a B.S. degree (with Great Distinction) in Physics and Economics from Stanford University in 1964, and receiving his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. Professor Lau joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor of Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He was also awarded the honorary


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degree of Doctor of Social Sciences by the Hong Kong University of Science and
Technology in 1999. Professor Lau authored or edited five books and published more than one hundred and sixty articles and notes in professional journals. Professor Lau is an Honorary Professor of a large number of universities and institutions in mainland China such as the Institute of Systems Science at the Chinese Academy of Sciences, Jilin University, Nanjing University, Renmin University of China, Shantou University, Southeast University and the School of Economics and Management, Tsinghua University. On 1 July 2004, Professor
Lau assumed office as Vice-Chancellor of The Chinese University of Hong Kong.

Professor Lau does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company.

As at the date of this announcement, Professor Lau has no interest in the Company's securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Professor Lau. The emoluments of Professor Lau will be determined with reference to perception of industry standards and prevailing market conditions. Professor Lau is also subject to the retirement by rotation provisions in the articles of association of the Company.

The Board warmly welcomes the election of Mr. Cao, Mr. Wu and Mr. Yang as executive directors of the Company and Professor Lau as an independent non-executive director of the Company.

As at the date of this announcement, the Board comprises of:

Executive Directors
Chengyu Fu (Chairman)
Han Luo
Shouwei Zhou
Guangqi Wu

Independent non-executive Directors
Sung Hong Chiu
Dr. Kenneth S. Courtis
Evert Henkes
Tse Hau Yin, Aloysius


                                                       By Order of the Board
                                                           CNOOC Limited
                                                             Yunshi Cao
                                                         Company Secretary


Hong Kong, 31st August 2005


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Cao Yunshi
                                                -----------------------------
                                                  Name: Cao Yunshi
                                                  Title:  Company Secretary

Dated: September 1, 2005